

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2021

Tillman U. Gerngross, Ph.D.
Chief Executive Officer
Adagio Therapeutics, Inc.
303 Wyman Street, Suite 300
Waltham, MA 02451

> **Re:** **Adagio Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.5, 10.6, 10.7 and 10.8**
> **Filed July 16, 2021, as amended**
> **File No. 333-257975**

Dear Dr. Gerngross:

On August 5, 2021, we concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance